Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2007

		(Rs. in millions, except EPS and Number of Shares)
Sl. No.	Particulars	Q 4 2006-07 UNAUDITED	Q 4 2005-06 UNAUDITED		Cumulative for the period ended 31-03-2007 UNAUDITED		Year Ended 31.3.2006 (Audited)
1	2	3	4		5		6

1	Net Income from Services	11,999.71	14,452.85	#	49,234.00	#	55,609.85	##
2	Other Income	1,861.03	1,492.30		6,072.90		5,300.13
	Total Income	13,860.74	15,945.15		55,306.90		60,909.98

3. a	Staff Cost	4,240.01	3,176.04		18,125.21		19,053.12
b.	Revenue Sharing	1,992.33	5,676.43	###	8,455.46		12,263.19
c.	Licence Fee	1,121.08	955.36		4,555.79		4,589.59
d.	Admn./Operative Expenditure	2,448.78	2,715.92		9,262.10		11,579.15
	Total operative /other Exp	9,802.21	12,523.75		40,398.57		47,485.05
4	EBITDA	4,058.53	3,421.40		14,908.34		13,424.93
5	Depreciation	1,727.52	1,655.35		6,802.63		6,466.99
6	Interest	1.15	28.65		20.88		244.36
7	Profit Before Tax	2,329.85	1,737.40		8,084.83		6,713.58
8. a.	Provision for Taxation	1,305.26	782.97		3,917.61		560.76
b.	Provision for Deffered tax	(459.90)	(448.28)		(1,106.48)		376.19
9	Profit After Tax	1,484.49	1,402.71		5,273.69		5,776.63
10	Prior period adjustments	(578.79)	-		(1,157.57)		(26.29)
11	Net Profit	2,063.27	1,402.71		6,431.26		5,802.92

12	Paid up equity share capital
	Face value of Rs.10/-each.						6,300.00
13	Reserves Excluding
	Revaluation Reserve						106,067.74
14	EPS
	Basic/Diluted (in Rs.)	3.28	2.23		10.21		9.21
15	Aggregate of non-promoter
	shareholding:-
a.	Number of shares						275,627,260.00
b.	Percentage of shareholding						43.75%

#	Income from services includes an amount of Rs. 3001.67 Million towards arrears of charges from other operators.

##	Income from services includes an amount of Rs. 3526.51 Million towards arrears of charges from other operators.

###	Includes an amount of Rs. 4101.2 Million relates to onetime settlement with an operator on account of revenue sharing for the period from 1-10-2000 to 31-03-2005.

1	The above results have been taken on record by the Board of Directors in their meeting held on 24-04-2007.

2	Other Income includes an amount of Rs. 782.49 Million on account of Interest accrued on refund of income tax as a result of the order of ITAT.

3	Previous period/year figures have been regrouped/ rearranged wherever necessary

4
During this Quarter Rs. 578.79 Million shown as prior period adjustment is on account of excess provision of income tax of earlier year, now written back due to partial benefit U/s 80IA allowed by the I.T. Department.

5	The status of investor complaints received and disposed off during this quarter ended on 31.03.2007 is as under:

Complaints pending at the beginning of the quarter	6
Complaints received during this quarter	319
Disposal of Complaints	317
Complaints lying unresolved at the end of the quarter	8

Place: New Delhi	For and on behalf of the Board
Date : April 24, 2007

                                                       R.S.P Sinha
                                                       Chairman & Managing Director

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
FOR THE THREE MONTHS ENDED ON 31/03/2007

						Rs. in Million
S.NO	Particulars	Q 4 UNAUDITED 2006-07	Q 4 UNAUDITED 2005-06		Cumulative for the period ended 31-03-2007	Year ended 31.3.2006 Audited

1.	Income from Services
	Basic Services	10,348.12	12,887.20	#	41,161.78	49,883.22
	Cellular	1,651.59	1,565.65		8,072.22	5,726.62
	Unallocable	-	-		-	-
	Total	11,999.71	14,452.85		49,234.00	55,609.85

	Less: Inter Unit Income	-	-		-	-

	Net Income From Services	11,999.71	14,452.85		49,234.00	55,609.85

2.	Segment result before interest/
	and Tax
	Basic Services	614.34	(685.39)	##	2,600.29	3,560.87
	Cellular	695.40	587.14		3,524.07	2,809.04
	Unallocable	1,021.26	1,888.21		1,981.34	588.03
	Total	2,331.00	1,766.05		8,105.70	6,957.94

	Less: Interest	1.15	28.65		20.88	244.36

	Less: Prior period Items	(578.79)			(1,157.57)	(26.29)

	Profit before tax	2,908.63	1,737.40		9,242.40	6,739.87

	Less: Provision for Tax	845.36	334.69		2,811.14	936.95

	Profit after tax	2,063.27	1,402.71		6,431.26	5,802.92

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	46,549.07	44,417.39		46,549.07	46,401.19
	Cellular	4,173.99	3,997.66		4,173.99	3,535.22
	Unallocable	62,593.27	66,809.95		62,593.27	61,288.84
	Total	113,316.33	115,224.99		113,316.33	111,225.25

#	Income from services includes an amount of Rs. 3001.67 Million towards arrears of charges from other operators.

##	Includes an amount of Rs. 4101.2 Million payable to BSNL for the period from 1.10.2000 to 31-03-2005 for which no provision was made.